UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended February 2025

Commission File No. 001-41493

LICHEN CHINA LIMITED

(Translation of registrant’s name into English)

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Lichen China Limited (the “Company”) today announced that it received a letter from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) on February 12, 2025. This letter stated that, because the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days as of the letter date, unless the Company timely requested a hearing before a Hearings Panel (the “Panel”) to appeal Nasdaq’s delisting determination, trading of the Company’s securities will be suspended at the opening of business on February 21, 2025, and a Form 25-NSE will be filed with the U.S. Securities and Exchange Commission to remove the Company’s securities from listing and registration on Nasdaq, according to Listing Rule 5810(c)(3)(A)(iii).

As previously disclosed, the Company received a deficiency letter from the Staff on January 23, 2025, indicating non-compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Rule”) for continued listing on Nasdaq. The Company was provided 180 calendar days, or until July 22, 2025, to regain compliance with this rule. The delisting determination ended the aforementioned compliance period before its expiration because the Company’s stock prices have triggered the Low Priced Stocks Rule. The Company was provided until February 19, 2025 to request an appeal of the Delisting Determination to the hearing panel.

The Company intends to appeal the Staff’s determination pursuant to the procedures set forth in the Nasdaq Listing Rules, which provide that the Company may request a hearing before the Panel, and such hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. There can be no assurance as to the success or outcome of the appeal.

On February 18, 2025, the Company issued a press release announcing the receipt of Nasdaq delisting notice subject to hearing request.

The full text of the press release is attached to this current report on Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated February 18, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lichen China Limited

Date: February 18, 2025	By:	/s/ Ya Li
	Name:	Ya Li
	Title	Chief Executive Officer